Filed by Amcor plc

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Explanatory Note: The following article was published by Amcor plc on April 7, 2025.

Meet Berry: Innovation and sustainability

As a combined company, we will enhance our ability to develop cutting-edge solutions, meet evolving customer sustainability needs and accelerate progress toward creating a circular packaging economy.

Innovation at the forefront

Amcor’s long-standing leadership in innovation is supported by more than 1,000 R&D professionals and centers of excellence in North America, Europe and Asia Pacific. Berry will bring additional expertise and scale to this strong foundation. With a track record of investing in innovation in design, material science and research and development, Berry has introduced advancements in lightweighting, integrating recycled content and product protection. Its structured 3i process — Inspire, Ignite, Impact — along with rapid prototyping, clean room manufacturing capabilities and advanced analytical labs, will further enhance our ability to deliver industry-leading packaging solutions.

Together, we will unlock new opportunities to optimize resources and deliver more integrated solutions. With a broader portfolio and enhanced expertise, we will be able to provide seamless packaging systems — for example, cup and lid combinations — to deliver functionality and efficiency for customers. Additionally, our scale and capabilities will allow us to tackle complex challenges that others in the industry cannot or will not address, positioning us at the forefront of packaging innovation.

What our combined innovation capabilities will look like:

Advancing sustainability, together

Like Amcor, Berry is committed to developing more sustainable packaging solutions and driving a circular economy. The team collaborates across the value chain to advance a circular, net-zero economy. Berry’s Impact 2025 strategy focuses on driving progress to help customers meet ambitious sustainability goals, reduce environmental impact and support a more circular future. Berry’s commitment to environmental, social and governance transparency and actions has been recognized by the Carbon Disclosure Project, EcoVadis, ISS ESG and MSCI, among others.

Highlights from Berry’s latest Sustainability Report:

By leveraging Berry’s deep engagement with customers, regulatory bodies and industry groups, we will continue to drive progress in product innovation, quality, safety and sustainability.

We have an exciting opportunity to transform the future of packaging and lead the way in innovative and more sustainable solutions for our industry. Please remember that, until closing, Amcor and Berry remain two separate, independent companies.

In the Meet Berry series, we’ve explored Berry’s history, global footprint, product portfolio, and now its dedication to sustainability and innovation. Stay tuned for a fun quiz to test your knowledge about Berry Global!

This article is for internal use only

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain statements that are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified with words like “believe,” “expect,” “target,” “project,” “may,” “could,” “would,” “approximately,” “possible,” “will,” “should,” “intend,” “plan,” “anticipate,” “commit,” “estimate,” “potential,” “ambitions,” “outlook,” or “continue,” the negative of these words, other terms of similar meaning, or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed Transaction (as defined herein), the impact of the proposed Transaction on Amcor’s business and future financial and operating results and prospects, and the amount and timing of synergies from the proposed Transaction, are based on the current estimates, assumptions, projections and expectations of the management of Amcor and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties many of which are beyond Amcor’s control. Neither Amcor nor any of its respective directors, executive officers, or advisors, provide any representation, assurance, or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s business, the proposed Transaction and the ability to successfully complete the proposed Transaction and realize its expected benefits. Risks and uncertainties that could cause actual results to differ from expectations include, but are not limited to: occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger (“Merger Agreement”) in connection with the proposed merger (the “Transaction”) of Amcor and Berry Global Group, Inc. (“Berry”); risk that the conditions to the completion of the proposed Transaction with Berry (including regulatory approvals) are not satisfied in a timely manner or at all; risks arising from the integration of the Amcor and Berry businesses; risk that the anticipated benefits of the proposed Transaction may not be realized when expected or at all; risk of unexpected costs or expenses resulting from the proposed Transaction; risk of litigation related to the proposed Transaction; risks related to the disruption of management’s time from ongoing business operations as a result of the proposed Transaction; risk that the proposed Transaction may have an adverse effect on our ability to retain key personnel and customers; general economic, market and social developments and conditions; evolving legal, regulatory and tax regimes under which we operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed Transaction that could affect our financial performance; changes in consumer demand patterns and customer requirements in numerous industries; the loss of key customers, a reduction in their production requirements, or consolidation among key customers; significant competition in the industries and regions in which we operate; an inability to expand our current business effectively through either organic growth, including product innovation, investments, or acquisitions; challenging global economic conditions; impacts of operating internationally; price fluctuations or shortages in the availability of raw materials, energy, and other inputs which could adversely affect our business; production, supply, and other commercial risks, including counterparty credit risks, which may be exacerbated in times of economic volatility; pandemics, epidemics, or other disease outbreaks; an inability to attract and retain our global executive team and our skilled workforce and manage key transitions; labor disputes and an inability to renew collective bargaining agreements at acceptable terms; physical impacts of climate change; cybersecurity risks, which could disrupt our operations or risk of loss of our sensitive business information; failures or disruptions in our information technology systems which could disrupt our operations, compromise customer, employee, supplier, and other data; a significant increase in our indebtedness or a downgrade in our credit rating could reduce our operating flexibility and increase our borrowing costs and negatively affect our financial condition and results of operations; rising interest rates that increase our borrowing costs on our variable rate indebtedness and could have other negative impacts; foreign exchange rate risk; a significant write-down of goodwill and/or other intangible assets; a failure to maintain an effective system of internal control over financial reporting; an inability of our insurance policies, including our use of a captive insurance company, to provide adequate protection against all of the risks we face; an inability to defend our intellectual property rights or intellectual property infringement claims against us; litigation, including product liability claims or litigation related to Environmental, Social, and Governance (“ESG”), matters or regulatory developments; increasing scrutiny and changing expectations from investors, customers, suppliers, and governments with respect to our ESG practices and commitments resulting in additional costs or exposure to additional risks; changing ESG government regulations including climate-related rules; changing environmental, health, and safety laws; changes in tax laws or changes in our geographic mix of earnings; and other risks and uncertainties are supplemented by those identified from time to time in our filings with the Securities and Exchange Commission (the “SEC”), including without limitation, those described under Part I, “Item 1A - Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and as updated by our quarterly reports on Form 10-Q. You can obtain copies of Amcor’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and Amcor does not undertake any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.